COMMENTS RECEIVED ON JUNE 5, 2017

FROM EDWARD BARTZ

FIDELITY HEREFORD STREET TRUST (File Nos. 811-07139 and 033-52577)

Fidelity Government Money Market Fund

POST-EFFECTIVE AMENDMENT NO. 47

“Fund Summary” (prospectus)

“Fee Table”

“(b)  Fidelity Management & Research Company (FMR) has contractually agreed to reimburse Class M of the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 0.70%. This arrangement will remain in effect through June 30, 2019. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees.”

C:

The Staff requests we explain whether the waiver is subject to recoupment and if so, please disclose. The Staff also requests confirmation that the agreement will be filed as an exhibit to the registration statement.

R:

There is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by FMR pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by FMR at any time).

Also, we direct the Staff to the following disclosure in “Fund Management – Advisory Fees”:
“From time to time, the Adviser or its affiliates may agree to reimburse or waive certain fund expenses while retaining the ability to be repaid if expenses fall below the specified limit prior to the end of the fiscal year.

Reimbursement or waiver arrangements can decrease expenses and boost performance.”